FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

February 14, 2005
Commission File Number 0-29144

ILOG S.A.
(Translation of registrant’s name into English)

9 rue de Verdun BP 85
94253 Gentilly, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:      Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:      No:

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:      No:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Enclosure:

USGAAP and English translation of the filing published February 14, 2005 in the French Bulletin des Annonces Légales Obligatoires reporting the results of ILOG S.A. for the six months ended December 31, 2004. The amounts included in the Bulletin des Annonces to which the statutory auditor report below refers were reported in euros, whereas the amounts included herein are reported in U.S. dollars.

Enclosure

ILOG S.A.

CONSOLIDATED HALF YEAR FINANCIAL STATEMENTS

A – Consolidated Financial Statements for the year ended June 30, 2004 and for the six months ended December 31, 2004.

1. – CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except for share data)

	December 31,	June 30,
	2004	2004

ASSETS	(unaudited)
Current assets:
Cash and cash equivalents	$54,651	$52,220
Accounts receivable (less allowance for doubtful accounts of $732
and $584 at December 31, 2004 and June 30, 2004, respectively)	32,101	23,495
Value-added tax collectible on accounts receivable	1,749	1,162
Other receivables	3,547	3,283
Prepaid expenses	2,261	2,133

Total current assets	94,309	82,293

Property and equipment	21,784	19,153
Less accumulated depreciation and amortization	(17,270)	(15,195)

Property and equipment-net	4,514	3,958

Goodwill	2,430	—
Other assets	1,334	1,506

Total assets	$102,587	$87,757

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$6,407	$5,950
Accrued compensation	13,907	11,886
Value-added tax payable	2,220	1,411
Current portion of capitalized lease obligations	497	480
Deferred revenue	18,304	17,973

Total current liabilities	41,335	37,700
Long-term portion of capitalized lease obligations	315	319

Total liabilities	41,650	38,019

Commitments and contingencies	—	—

Shareholders' equity :
Shares, €1.00 and €0.61 nominal value per share, 17,811,925 and 17,625,699
shares issued and outstanding at December 31 and June 30, 2004, respectively	21,219	12,048
Additional paid-in capital	12,754	70,091
Accumulated deficit	17,132	(36,779)
Accumulated other comprehensive income	9,832	4,378

Total shareholders' equity	60,937	49,738

Total liabilities and shareholders' equity	$102,587	$87,757

See notes to consolidated financial statements

2. – CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except for share and per share data)

	December 31,
			June 30,
	2004	2003*	2004*

	(unaudited)	(unaudited)
Revenues:
License fees	$33,952	$27,505	$58,163
Maintenance	16,723	12,752	27,625
Professional services	10,641	7,968	16,999

Total revenues	61,316	48,225	102,787

Cost of revenues:
License fees	504	445	1,062
Maintenance	1,843	1,696	3,510
Professional services	8,740	6,450	14,052

Total cost of revenues	11,087	8,591	18,624

Gross profit	50,229	39,634	84,163
Operating expenses:
Marketing and selling	26,317	23,859	48,815
Research and development	12,800	10,153	22,782
General and administrative	6,881	5,197	10,726

Total operating expenses	45,998	39,209	82,323

Income from operations	4,231	425	1,840

Interest expense	(30)	(43)	(69)
Interest income	461	380	765
Other, net	128	4	249

Net income before income taxes	4,790	766	2,785

Income taxes	(620)	(365)	(1,120)

Net income	$4,170	$401	$1,665

Net income per share
– basic	$0.24	$0.02	$0.10
– fully diluted	$0.23	$0.02	$0.09

Number of shares used in computing net income per share
– basic	17,708,568	17,379,152	17,484,750
– fully diluted	18,441,856	18,377,282	18,417,137

*Revenues and Cost of revenues for "Maintenance" and "Consulting and training" were previously grouped in the same line "Services"

See notes to consolidated financial statements

3. – CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except for share data)

			Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Shareholders' Equity
	Shares

	Number	Amount	Capital	Deficit	Income (Loss)	(Deficit)

Balance June 30, 2003	16,901,570	$11,536	$66,849	$(38,444)	$2,351	$42,292
Options exercised	74,111	55	537			592
Issuance of shares	638,018	448	2,537			2,985
Warrants exercised	12,000	9	99			108
Issuance of warrants			69			69
Components of
comprehensive income :
Minimum pension liabilities adjustment					(194)	(194)
Unrealized gains on hedge					13	13
Translation adjustment					2,208	2,208
Net income				1,665		1,665

Total comprehensive income						3,692

Balance June 30, 2004	17,625,699	12,048	70,091	(36,779)	4,378	49,738
Options exercised	100,025	109	645			754
Issuance of shares	82,201	62	694			756
Warrants exercised	4,000	3	35			38
Issuance of warrants			26			26
Increase of share nominal value		8,997	(58,737)	49,740		—
Components of
comprehensive income :
Minimum pension liabilities adjustment					—	—
Unrealized gains on hedge					423	423
Translation adjustment					5,031	5,031
Net income				4,171		4,171

Total comprehensive income						9,625

Balance December 31, 2004	17,811,925	$21,219	$12,754	$17,132	$9,832	$60,937

See notes to consolidated financial statements

4. – CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	December 31,	June 30,
	2004	2004

	(unaudited)

Cash flows from operating activities:
Net income	$4,171	$1,665
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	1,325	3,830
Unrealized gain on derivative instruments	(232)	(37)
Non-cash compensation	26	69
Loss on sales of fixed assets	183	201
Increase (decrease) in cash from:
Accounts receivable	(7,520)	216
Value-added tax collectible on accounts receivable	(469)	7
Other receivables	712	5
Prepaid expenses	38	(172)
Accounts payable and accrued expenses	353	(1,197)
Accrued compensation	966	1,058
Deferred revenue	(361)	2,915
Value-added tax payable	705	201
Other	(156)	(561)

Net cash provided by (used for) operating activities	(259)	8,200

Cash flows from investing activities:
Purchases of property and equipment	(1,186)	(1,017)
Acquisition of intangible assets	(2,239)	(528)

Net cash used for investing activities	(3,425)	(1,545)

Cash flows from financing activities:
Principal payments on capital lease obligations	(306)	(607)
Cash proceeds from issuance of shares	1,548	3,685

Net cash provided by financing activities	1,242	3,078

Effect of exchange rate changes on cash and cash equivalents	4,873	2,608

Net increase in cash and cash equivalents	2,431	12,341
Cash and cash equivalents, beginning of period	52,220	39,879

Cash and cash equivalents, end of period	$54,651	$52,220

See notes to consolidated financial statements

5. – NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.1 Basis of presentation and principles of consolidation

     These six-month consolidated financial statements are prepared in accordance with a recommendation related to the publication of interim financial statements issued by the French “Conseil National de la Comptabilité” on March 18, 1999.

     The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, which were applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates. These financial statements do not present all information that would be required for the annual report on form 20-F and their reading should be done in reference to the annual report for the year ended June 30, 2004, as filed with the United States Securities and Exchange Commission.

Consolidated subsidiaries

     The accompanying consolidated financial statements include the Company and its wholly owned subsidiaries in the United States, Germany, Japan, Singapore, Spain and the United Kingdom. On November 29, 2004, ILOG has purchased for $500,000 12.5% of a South Korean company specialized in editing and selling software. This company is consolidated with the equity method, as ILOG sits at its Board of Directors, and has signed a distribution agreement with the software this company has developed.

     All intercompany accounts and transactions are eliminated in the consolidated financial statements.

Revenue recognition

     The Company recognizes revenue from product licensing fees, whether sold directly or through distributors, when the product is delivered, the fee is fixed or determinable, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”,) as amended by Statement of Position 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2” and Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met.

     If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, customization or complex integration of software, the entire arrangement is accounted for in conformity with Accounting Research Bulletin (ARB) No. 45, “Long-Term Construction-Type Contracts”, using the relevant guidance in SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”.

     Service revenue from software maintenance agreements is recognized ratably over the maintenance period, which in most instances is for one year. Accordingly, deferred revenues consist principally of deferrals for invoiced maintenance services, not yet recognized as revenues. Other service revenue, primarily consulting and training, are generally recognized at the time the service is performed. When consulting services are considered essential or the arrangement involves customization or modification of the software, both the license and consulting service revenue under the arrangement are recognized under the percentage of completion method of contract accounting.

     In bundled software arrangements that include rights to multiple software products and/or services, the Company recognizes revenues using the residual method as prescribed by the Statement of Position 98-9 “Modification of SOP No. 97-2 Software Revenue Recognition with Respect to Certain Transactions.” Under the residual method, revenues are allocated to the undelivered elements based on vendor specific objective evidence of fair value of the undelivered elements and the residual amount of revenues are allocated to the delivered elements. Vendor specific objective evidence of the fair value of maintenance contracts is based on renewal rates as determined by the prices paid by the Company’s customers when maintenance is sold separately. Vendor specific objective evidence of fair value of training and consulting services is based upon daily rates as determined by the prices paid by the Company’s customers when these services are sold separately.

Seasonality

     A significant part of the Company’s revenues are accomplished the last month of each quarter. Therefore order and installation dates can incur significant variances in the Company’s results of operation.

5.2 Major events

     On July 2, 2004, ILOG purchased the JLoox business from a Canadian software company eNGENUITY Technologies Inc. for $1.7 million. JLoox is used to develop advanced visual applications. This acquisition completes our visualization product line especially in the defense, transportation and industry sectors.

     The whole purchase price has been temporarily allocated to goodwill, awaiting an independent valuation expertise, which will be finalized before June 30, 2005, and may lead to a significantly different accounting treatment than adopted for these financial statements.

5.3 Related Party Transactions

     In 1999 Temposoft S.A. entered into a licensing agreement for the Company’s products. Under the terms of the licensing and other recent agreements, ILOG receives license fees and royalties for certain ILOG products from Temposoft and received warrants to purchase Temposoft shares. In September 2001, ILOG exercised the warrants received under the agreement, in full, and participated in a financing of Temposoft for a total investment of approximately $260,000. As of December 31, 2004, ILOG owned 1.8% of Temposoft. At this date, the Company fully depreciated its investment in Temposoft, and recorded an additional expense of $186,000 on the period. Since February 1998, Mr. Patrick Albert, the Company’s Technology Fellow has been a Director of Temposoft. Revenues received from Temposoft by ILOG were $64,000, $11,000 and $58,000 for the six months ended December 31, 2004 and 2003 and the year ended June 30, 2004, respectively.

5.4 Shareholders’ Equity

     The shareholders meeting held on November 30, 2004 authorized a capital increase by use of provisions coming form additional paid in capital, and increased the shares nominal value from €0.61 to €1.00.

     At December 31, 2004, and June 30, 2004, the issued and outstanding share capital of the Company consisted of 17,811,925 and 17,625,699 shares, respectively, with a nominal value of €1.00 and €0.61.

     The Company’s share capital activity is detailed as follows:

Date	Activities	Number of Shares Issued	Share Capital Increase	Additional Paid in Capital	Accumulated Capital	Accumulated Number of Shares	Nominal Value

			(euros)	(euros)	(euros)		( euros)
August 2, 2004	Increase in share capital (ESPP*)	55,230	33,690	379,430	10,785,367	17,680,929	0.61
August 31, 2004	Options exercised From July to August 2004	3,218	1,963	17,551	10,787,330	17,684,147	0.61
October 01, 2004	Increase in share capital (ESPP*)	26,971	16,452	182,863	10,803,782	17,711,118	0.61
October 24, 2004	Options exercised in September 2004	4,650	2,837	31,777	10,806,618	17,715,768	0.61
November 30, 2004	Options exercised from October to November 2004	41,704	25,439	215,100	10,832,058	17,757,472	0.61
	Retained earnings allocated to additional paid in capital			(38,286,883)
	Change of shares nominal value from €0.61 to €1.00		6,925,414	(6,925,414)	17,757,472	17,757,472	1.00
January 22, 2005	Options exercised in December 2004	54,453	54,453	254,764	17,811,925	17,811,925	1.00

(*) Shares issued according to the terms of the Company’s Employee Stock Purchase Plans

     The Board of Directors is authorized to increase capital by issuing additional shares for an amount not exceeding,

(i)	€5,000,000 with preferential subscription rights to existing shareholders
(ii)	€2,500,000 without preferential subscription rights

     Cumulative issuances with respect to these authorizations may not exceed €5,000,000. These authorizations were granted to the Board at the shareholders meeting held on November 30, 2004 and are valid for a period of 26 months from that time.

Stock Options

     The shareholders meeting held on November 30, 2004 authorized the Board of Directors to issue 800,000 new stock options or warrants at €1.00 per share through a new stock options plan, called Option Plan 2004. At December 31 and June 30, 2004, there were 5,300,554 and 5,438,947 options, respectively, granted and outstanding at weighted average exercise prices of €15.39 and €15.23, respectively. In November 2004, the Board has authorized the attribution of 30,000 options at an average price of €9.68. At December 31, 2004, 870,367 shares remain available for grant by the Board under the terms of the 1998, 2001 and the 2004 Stock Option Plans.

Employee Stock Purchase Plan

     Under the provisions of the Company’s employee stock purchase plans, employees can purchase the Company’s stock at a specified price through payroll deductions or direct contribution during an offering period. In December 2003, the Company’s shareholders authorized the issuance of up to 1,000,000 shares to employees pursuant to the terms of these Plans. 638,018 shares were issued under the Plans during the year ended June 30, 2004, and 82,201 shares were issued on the six month period ended December 31, 2004.

     The Board of Directors on November 30, 2004 decided that some last attributions under the Plans would occur in January 2005. 58,442 shares have been issued relatively on January 31, 2005.

Warrants

     On November 30, 2004, the Company’s shareholders authorized the issuance of 56,000 warrants to non-executive Directors. The warrants have to be exercised within a period of five years from the date of their issuance. At December 31, and June 30, 2004, 356,000 and 304,000 warrants were issued and outstanding at an average price of €19.24 and €20.82 respectively. During the year ended June 30, 2004 and the six month period ended December 31, 2004, the Company recorded compensation expense related to warrants of $69,000 and $26,000 respectively.

5.5 Commitments and contingencies

     ILOG has reached an agreement in principle with Aspen Technology Inc. in which the Company will receive a total payment of $825,000 in 2005 on the $900,000 owed to ILOG according to the agreement, as well as the lawyer fees. The whole amount of $825,000 has been recorded in revenues on the 6 month period.

     To the knowledge of the Company, there are no other significant commitments and contingencies at December 31, 2004.

5.6 Segment and Geographic Information

      The Company operates in one reportable segment – software components. Operations linked to sales of licenses, maintenance and services activities are separately presented in the income statement.

     Moreover the Company operates in several geographic areas. Operations outside of France consist principally of sales, marketing, finance, customer support, and to a lesser extent, research and development activities. Intercompany sales between geographic areas are accounted for at third party selling price less a discount and are consistent with the rules and regulations of the governing tax authorities. Such transactions are eliminated in the consolidated financial statements. Identifiable assets are those assets that can be directly associated with a particular geographic area. The financial statements presentation is based on the geographical localization of consolidated subsidiaries.

The following is a summary of operations within geographic area:

	6 month period ended December 31, 2004

	Europe	North America	Asia	Total

License fees	$12,042	18,638	3,274	$33,952
Maintenance	7,689	7,717	1,317	16,723
Professional services	4,263	5,887	491	10,641

Total revenues	23,993	32,241	5,082	61,316
Income from operations	$4,099	11	122	$4,231

	6 month period ended December 31, 2003

	Europe	North America	Asia	Total

License fees	$7,625	16,416	3,463	$27,505
Maintenance	5,695	5,819	1,238	12,752
Professional services	2,978	4,433	558	7,968

Total revenues	16,298	26,668	5,259	48,225
Income from operations	$(890)	1,472	(156)	$425

	Year ended June 30, 2004

	Europe	North America	Asia	Total

License fees	$19,989	31,123	7,051	$58,163
Maintenance	12,668	12,495	2,463	27,625
Professional services	6,367	9,752	880	16,999

Total revenues	39,024	53,369	10,394	102,787
Income from operations	$(885)	2,500	225	$1,840

B. Half year management report

1. Overview

     ILOG develops, markets, supports and provides consulting services for software used for business rule management systems, resource optimization and visual interfaces. ILOG softwares are not industry specific and can be configured for use in a wide variety of businesses. By using the pre-built and pre-tested software components, ILOG customers avoid the need to have to develop their own software to perform the functionality provided by the products. Because of the horizontal or ‘generic’ nature of the functionality of ILOG software components, customization to fit the particular customer industry is required. For ILOG customers that are trying to automate very complex problems, the development process can prove difficult and expensive, and therefore purchasing decisions are sometimes difficult to capture accurately in ILOG forecasts.

Worldwide sales trends for the six month period

     Despite the strong euro, ILOG’s profitability improved year over year as the Company has been able to sustain excellent execution in a recovering U.S. and Europe economy. ILOG performed well in Europe, with a 35% growth year over year at constant currency rates. The Company is leveraging the improved IT investment climate in that part of the world, where new technologies like business rule management systems (BRMS) are gaining more traction. The growth rate in the U.S. was 21%, led by an increase in license and consulting revenues derived from new business.

     ILOG’s BRMS license revenues grew 38%, mostly from sales in Europe, compared to the same prior year six-month period. Notably, the Company was able to grow deal sizes in Europe, where the number of deals in excess of $200,000 doubled compared with the previous fiscal year. The increasing appeal of BRMS solutions in Europe was confirmed in the findings of a recent survey of European IT decision makers, conducted by IT research firm IDC on the BRMS market, which called the demand for decision automation within applications and processes “very high.”

     The visualization product lines grew by 21% compared to the same period of the previous year, due in part to a strong performance of the ILOG Direct sales division and royalties from a large European equipment vendor. Optimization license revenues grew by 10%.

     Consulting worldwide was also a strong contributor to this six month period positive results with 38% growth.

     ILOG also recently invested in a custom solution jointly-developed with a user as well as a partner, providing real-time optimization to semiconductor manufacturing plants. The Company is optimistic that this product will become a new source of revenues in 2005.

Business outlook

     A solid pipeline combined with favorable IT trends for ILOG’s products are encouraging signs as the Company enters its fiscal third quarter. As a result, ILOG management expects revenues between $30 million and $33 million and earnings per share between $0.00 and $0.11, compared to revenues of $28.3 million and earnings per share of $0.06 in the third quarter of fiscal 2004.

Forward-looking information

     This document contains "forward-looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the risk that our internal controls over financial reporting and efforts to improve these processes may not prevent all accounting errors or irregularities in the future, our perception of the traction of our BRMS offering as well as our ability to leverage the BPM trend and the future success of BRMS, current business conditions, the evolution, growth and profitability of the finance, government, supply chain, telecommunication, business process management and other software markets for the Company's products, the Company's end user and ISV strategies, the Company’s revenue growth strategy relating to the jointly developed custom solution for the semiconductor manufacturing industry and the other vertical supply chain management products, the economic, political and currency risks associated with the Company's European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under "Risk Factors" in the Company's form 20-F for the year ended June 30, 2004, which is on file with the United States Securities and Exchange Commission.

2. Discussion of financial highlights

     For the six months ended December 31, 2004, ILOG achieved revenues of $61.3 million and earnings per share of $0.24, compared with $48.2 million in revenues and earnings per share of $0.02 in the same period last year.

Revenues and Gross Margin

     Revenues in the six-month period increased to $61.3 million from $48.2 million, or by 27%, compared to the same period in the previous year. Expressed at prior year constant currency rates, revenues increased by 23%.

Revenues by region were as follows:

	Six Months Ended December 31		Change

	2004	2003	As Reported	Constant $

North America	$32,241	$26,668	21%	21%
Europe	23,993	16,298	47%	35%
Asia	5,082	5,259	-3%	-7%

Total revenues	$61,316	$48,225	27%	23%

     The growth in North America is primarily driven by an increase in license and consulting revenues derived from new business as well as maintenance revenue. European revenues significantly increased by 47%, or by 35% when expressed at prior year constant currency rates.

     License fee revenues increased by 23%, to $34.0 million from $27.5 million in the prior year six-month period, benefiting from a 38% license revenue growth of the business rules product line and from 10% and 21% revenue growth of the optimization and visualization product lines, respectively.

     Maintenance revenues increased by 31%, to $16.7 million from $12.8 million. This increase is the result of the growing installed base of ILOG customers. Professional services revenues increased by 34%, to $10.6 million from $8.0 million, driven by the U.S. during the first quarter and Europe during the second quarter. The professional services margin decreased from 19% to 18% due to the additional headcount in the professional services organization. Overall gross margin for the six-month period remained level at 82% compared to the same period in the preceding year.

Operating Expenses

     Operating expenses generally increased by 17% over the prior year mainly due to a 9% strengthening of the euro against the dollar, since more than 55% of the Company’s expenses are denominated in euros. During the past year there were also modest staffing increases and annual salary adjustments.

     Marketing and selling expenses for the six-month period increased by 10% over the same period in the prior year, reflecting the above factors. Research and development expenses, and general and administrative expenses for the six-month period increased by 26% and 32%, respectively, reflecting the above factors and some additional expenses for subcontracting activities to cover for professional service fees.

Income taxes

     During the six-month period, income tax expense amounted to $0.6 million compared to $0.4 million in the prior year. This income tax expense is mainly due to the profitability of the Company’s activity in Germany and Asia.

Balance Sheet and Cash Flow Discussion

     Cash on December 31, 2004 increased to $54.7 million from $52.2 million on June 30, 2004, primarily from the impact of the conversion of cash mainly denominated in euros. The cash also benefited from a $1.5 million proceed from the issuance of shares under the Company’s employee share purchase plans and the exercise of stock options. Out of cash on hand, $3.4 million has been invested, primarily in the JLOOX acquisition which occurred in the first quarter of fiscal 2005, as well as some software licenses and a minor investment in a third party software company. The JLOOX acquisition will be temporarily classified as goodwill until such time as the final allocation of acquired assets and liabilities is determined. Accounts receivable as of December 31, 2004 were approximately 83 days sales outstanding as compared to the 82 days at June 30, 2004, and 92 days at the end of September 2004, due to a continued focus on collections and credit control.

     Shareholders' equity on December 31, 2004, increased to $60.9 million from $49.7 million on June 30, 2004, reflecting the profit for the six month period, the impact of the stronger euro on the cumulative currency translation adjustment and the issuance of shares under the Company’s employee share purchase plans and the exercise of stock options. On December 31, 2004, the Company had 17,811,925 shares issued and outstanding, compared to 17,625,699 on June 30, 2004, primarily reflecting the issuance in the six month period of more than 80,000 shares under the Company’s employee share purchase plans and the exercise of 100,000 of stock options previously granted to the employees.

Accounting Principles

     The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros are prepared in accordance with accounting principles generally accepted in France.

     Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year's exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, ILOG S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2005

ILOG S.A.

By:	/s/ Jerome Arnaud

Jerome Arnaud
Chief Financial Officer